LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM                                                                                     TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com                                                                                                             FACSIMILE: (213) 384-1035

December 5, 2011

Ms. Tamara J. Tangen
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:           Coroware, Inc.
Response to telephone call of December 2, 2011 re: comment letter dated November 16, 2011 to Form 8-K/A filed on November 14, 2011
Form 8-K filed on November 9, 2011
File No. 000-33231

Dear Ms. Tangen:

In response to and to confirm our telephonic conversation on Friday, December 2, 2011, Coroware, Inc., by no later than Friday, December 9, 2011 shall respond fully to the Commission’s comment letter dated November 16, 2011 to Coroware, Inc.’s Form 8-K/A filed on November 14, 2011.

More specifically, Coroware shall (1) make the additional disclosures requested in the comment letter, (2) provide an updated letter from the former accountant stating whether that accountant agrees with the statements made in the revised Form 8-K, and (3) provide a written statement from Coroware, Inc. containing express acknowledgments as requested in your comment letter.

We believe the foregoing adequately addressed the Commission’s concerns and requests in our telephonic conversation on Friday, December 2, 2011. If you have any question or require anything further, please feel free to call me at 213-381-7450.

Sincerely yours,

/s/:Gary L. Blum
Law Offices of Gary L. Blum,

cc: L. Spencer